GLOBAL REALTY DEVELOPMENT CORP.
11555 HERON BAY BOULEVARD
SUITE 200
CORAL SPRINGS FL 33076
Telephone (954) 509-9830
Facsimile (954) 603-0522

December 17, 2007

BY EDGAR CORRESPONDENCE AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Linda van Doorn and Mr. Jorge L. Bonilla

RE:	Global Realty Development Corp.
File No. 000-32467
Form 10-KSB for the year ended December 31, 2006 filed April 12, 2007, Forms 10-QSB for the quarters ended March 31, 2007 filed May 18, 2007 and June 30, 2007 filed August 10, 2007

Dear Ms. van Doorn and Mr. Bonilla:

Global Realty Development Corp. (the “Company”), in connection with comments received from the staff of the Securities and Exchange Commission (the “Commission”) in the staff’s letter dated October 3, 2007 and the Company’s response thereto as filed with the Commission on December 17, 2007, hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,
Global Realty Development Corp

By:	/s/ Robert D. Kohn
Robert D. Kohn
Chief Executive Officer